UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  _____________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                        Martha Stewart Living Omnimedia, Inc.
                   __________________________________________
                                (Name of Issuer)


                    Class A Common Stock, par value $.01 per share
                    ______________________________________________
                         (Title of Class of Securities)


                                    573083102
                                   __________
                                 (CUSIP Number)


                                   January 11, 2001
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /     Rule 13d-1(b)

/x/     Rule 13d-1(c)

/ /     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

======================================================= ========================
CUSIP No. 573083102                                         Page 2 of 5 Pages
         __________

======================================================= ========================
======== =======================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         AOL Time Warner Inc.
         13-4099534

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a   / /

                                                                       b  / /

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC USE ONLY


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

======== =======================================================================
=========================== ======= ============================================

                              5     SOLE VOTING POWER                       0
        NUMBER OF SHARES    ------- --------------------------------------------
          BENEFICIALLY      ------- --------------------------------------------
         OWNED BY EACH        6     SHARED VOTING POWER             1,219,597
           REPORTING        ------- --------------------------------------------
         PERSON WITH        ------- --------------------------------------------
                              7     SOLE DISPOSITIVE POWER                  0
                            ------- --------------------------------------------
                            ------- --------------------------------------------
                              8     SHARED DISPOSITIVE POWER        1,219,597

=========================== ======= ============================================
========= ======================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON   1,219,597

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                          / /

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          8.5% (1)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                HC

========= ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
_____________

(1)  Represents less than 1% of the aggregate outstanding voting power.

CUSIP No. 573083102                                         Page 3 of 5 Pages
          _________

The Statement is being filed to reflect the combination on January 11, 2001 of America Online, Inc. ("AOL") and Time Warner Inc. ("Time Warner"), in connection with which (1) each of AOL and Time Warner became a wholly owned subsidiary of AOL Time Warner Inc. ("AOL Time Warner") and (2) AOL Time Warner became the ultimate beneficial owner of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Martha Stewart Living Omnimedia Inc. beneficially owned indirectly by Time Warner, a direct wholly owned subsidiary of AOL Time Warner.

In addition the Statement reflects the disposition of 1,366,000 shares of Class A Common Stock on March 31, 2000.

Item 1(a)      Name of Issuer

               Martha Stewart Living Omnimedia, Inc.
               __________________________________________________

Item 1(b)      Address of Issuer's Principal Executive Offices:

               11 West 42 Street
               New York, NY  10036

Item 2(a)      Name of Person Filing:

               AOL Time Warner Inc.
               __________________________________________________

Item 2(b)      Address of Principal Business Office or, if None, Residence:
               75 Rockefeller Plaza
               New York, NY  10019

Item 2(c)      Citizenship:  Delaware

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, par value $.01 per share
               _________________________________________________

Item 2(e)      CUSIP Number:

               573083102
               ___________________________

Item 3. If this Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) / /   Broker or dealer registered under Section 15 of the Exchange Act.

    (b) / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) / / Investment company registered under Section 8 of the Investment Company Act.

    (e) / /   An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

    (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check
              this box.                                                    /x/

CUSIP No. 573083102                                         Page 4 of 5 Pages
          _________

Item 4.       Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)           Amount beneficially owned:

              1,219,597
              _________________

(b)          Percent of Class:

             8.5% (1)
             __________________

    (c)      Number of shares as to which such person has:

    (i)      Sole power to vote or to direct the vote                0    ,
                                                             ______________

    (ii)     Shared power to vote or to direct the vote      1,219,597    ,
                                                             ______________

    (iii)    Sole power to dispose or to direct the
             disposition of                                          0    ,
                                                             ______________

    (iv)     Shared power to dispose or to direct the
             disposition of                                  1,219,597    ,
                                                             _______________

Item 5.      Ownership of Five Percent or Less of a Class.

                   Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                   Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Time Publishing Ventures, Inc., (a wholly owned indirect subsidiary of AOL Time Warner Inc.) - CO

Item 8.      Identification and Classification of Members of the Group.

                   Not applicable

Item 9.      Notice of Dissolution of Group.

                   Not applicable

___________
(1)  Represents less than 1% of the aggregate outstanding voting power.

CUSIP No. 573083102                                         Page 5 of 5 Pages
          _________


Item 10.     Certifications.


             By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:   January 22, 2001


                                                   AOL TIME WARNER INC.


                                               By: /s/ J. Michael Kelly
                                                  ___________________________
                                                   Name:  J. Michael Kelly
                                                   Title: Senior Vice President
                                                          & Chief Financial
                                                          Officer